GOOD RETURNS FROM GHANA

     In Ghana on the Adansi joint venture, rapid progress has been made with 37%
of the area covered by soil sampling and mapping.

     The results returned to date indicate anomalous gold values up to 2.3g/t associated with the contact between Birrimian sediments and metavolcanics corresponding to the main Obuasi shear. Recently acquired aero-magnetic data show that there is a flexure in the Ashanti Belt within the permit area created by a broad east-north-east trending structural corridor which is seen to traverse the belt and extend for over 60 kilometres east-north-east to Newmont's plus 4 million ounce Akyem deposit.

     "The location of the Adansi Asaasi permit along strike from the Ashanti deposit, coupled with its position within a prospective east-north-east structural corridor, provides an exciting new opportunity for mineralisation within what is the most productive belt in West Africa," says acting GM exploration Paul Harbidge.